May 27, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patsy Mengiste

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. Mengiste:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron, Raymond O’Hara, Alice Pellegrino and Ellen Valvo on Monday, April 26, 2010, with respect to the Registrant’s Post-Effective Amendment No. 83 filed on March 12, 2010, and the Registrant’s Post-Effective Amendment No. 84 filed on March 26, 2010, as well as supplemental comments you provided telephonically to me on Monday, May 3, 2010, with respect to the Registrant’s Post-Effective Amendment No. 83.  On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.     Comment:              With respect to International Value Fund, please confirm supplementally that the expense example only reflects the contractual expense reimbursements set forth in the second footnote to the expense table for the first year of the fund’s existence.

Response:             The Registrant notes that the contractual expense reimbursements set forth in the second footnote to the expense table are in effect until February 28, 2012.  Accordingly, the expense example reflects the reimbursements for the period from May 28, 2010 through February 28, 2012.

2.     Comment:              With respect to International Value Fund, please describe the fund’s “value” strategy in the Principal Investment Strategy section.

Response:               “Value” in the fund’s name refers to the fund’s strategy of investing in financially sound but out-of-favor companies that the sub-adviser believes provide above-average total return potential and/or sell at below-average price/earnings multiples (i.e.,

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

companies that are undervalued), as described in the fund’s Principal Investment Strategy section.  Therefore, we have not revised the disclosure.

3.     Comment:              With respect to International Value Fund, please include a discussion of currency risk in the Main Risks section.

Response:            “Foreign Investment Risks” in the Main Risks section provides that “foreign securities will . . . subject the Fund’s investments to changes in currency rates.”  The Registrant believes that this statement adequately discloses the currency risk associated with the fund’s investments.  For this reason, we respectfully decline to make the proposed change.

4.     Comment:              To the extent International Value Fund is a fund of funds, please include disclosure regarding this structure in the Principal Investment Strategy section and include associated risks in the Main Risks section.

Response:             The fund is not a fund of funds, but rather may be an underlying fund of The Hartford’s funds of funds.  As such, we have not revised the disclosure.

5.     Comment:              With respect to Global All-Asset Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.  Please be aware that it is the staff’s position that global and international funds should invest, under normal circumstances, at least 40% of their assets in non-U.S. securities across at least three countries.

Response:             The Registrant believes that the disclosure concerning the fund’s intention to invest outside the United States is consistent with SEC staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).

The Registrant believes that the fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

may invest in securities of companies located in a number of different countries throughout the world, one of which may be the United States; however the fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

6.     Comment:              With respect to Global All-Asset Fund, please revise the Principal Investment Strategy section of the Summary Section to identify the types of derivative instruments the fund may invest in.

Response:             The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus indicates that the fund may invest in commodity-linked derivative instruments and may manage currency exposure through the use of futures, forwards, options, swaps, and spot transactions.  The section also states the following:

Derivatives may include the purchase and sale of options, entering into futures contracts and/or utilizing other derivative contracts and securities with respect to stocks, bonds, groups of securities (such as financial indices), foreign currencies, interest rates or inflation indices.

Additionally, the fund’s Statement of Additional Information contains additional disclosure regarding derivatives.  The Registrant believes that the Summary Section, which discloses that the fund invests in derivative instruments, provides an adequate summary of the fund’s strategy with respect to investing in derivatives, and that further detail regarding such derivatives is not required in the Summary Section.  For these reasons, we respectfully decline to make the proposed change.

7.     Comment:              With respect to Global All-Asset Fund, please revise the Principal Investment Strategy section to identify the ratings of the fixed-income securities the fund may invest in.

Response:            The fund may invest in fixed-income securities of any credit quality, and the Principal Investment Strategy section discloses that the fund may invest in investment and non-investment grade corporate debt.  Therefore, we respectfully decline to make the proposed change.

8.     Comment:              With respect to Global Real Asset Fund, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.

Response:             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 5 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

seeks to achieve its investment objective by investing in a globally diverse mix of inflation-related equity investments (primarily from equity securities of natural resource companies), inflation-linked bonds (primarily U.S. Treasury Inflation-Protected Securities (TIPS)), and commodities.

For these reasons, we respectfully decline to make the proposed change.

9.     Comment:              With respect to Global Real Asset Fund, please state the basis for the Registrant’s position that income derived from the fund’s investment in commodity-linked instruments and through its investment in its subsidiary will result in qualifying income for purposes of Subchapter M of the Internal Revenue Code.

Response:            The Internal Revenue Service (the “IRS”) has issued private letter rulings to a number of investment companies concluding that income from certain commodity index-linked notes is qualifying income and that income derived from a fund’s investment in a wholly owned subsidiary also constitutes qualifying income to the fund, even if the subsidiary itself owns commodity-linked swaps.  The fund has applied to the IRS for such a private letter ruling.  Accordingly, the Registrant intends to rely on this private letter ruling for the position that such investments will result in qualifying income for purposes of Subchapter M.

10.   Comment:              With respect to each of International Value Fund, Global All-Asset Fund and Global Real Asset Fund, please confirm supplementally that the fund’s contractual expense limitation and/or fee waiver agreements, as applicable, will be filed as exhibits to the Registrant’s post-effective amendment to its registration statement relating to the funds, which will be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”).

Response:            The Registrant confirms that the applicable agreements will be included as exhibits to its post-effective amendment to its registration statement relating to the funds, which will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:	Michael Phillips
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc

200 Hopmeadow Street

Simsbury, CT 06089

May 27, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patsy Mengiste

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post-Effective Amendments No. 83 and 84 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. Mengiste:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•      the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•      comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•      the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.